FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on February 17, 2009 after the announcement of Registrant’s results for the quarter ending December 31, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 23, 2009

CONFERENCE CALL SCRIPT – Gilat Satellite Networks
February 2009

Andrea Costa

Good morning and good afternoon. Thank you for joining us today for Gilat’s fourth quarter 2008 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, February 17th, 2009 until February 19th, 2008 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Andrea. Good day everyone.

I would like to begin today’s call with a snapshot of our fourth quarter results, followed by a more detailed review of our business during the quarter. Following the quarterly review, I will highlight some of our main achievements in 2008.

After this, Ari will take you through the detailed financial results and then I will share with you our management objectives for the coming year and summarize. We will open the floor for questions right after this.

Our fourth quarter ended relatively on par with the previous quarter in terms of revenues and down from last year’s revenues which was not unexpected to us in the context of the current economic environment.

On a positive note, I am pleased to report another good quarter for Spacenet, highlighted by the continued roll-out of large-scale gaming networks in the U.S., contributing to Spacenet’s strong results and increased market share in this segment.

In the emerging markets, at the end of the quarter, we announced the signing of new agreements with the Colombian Ministry of Communications. We expect that this long-anticipated development will enable us to start to release money from the restricted cash and once again recognize revenues from the related projects. I will elaborate on this later.

GNS activity in Asia and Latin America remains strong. One of the highlights for the quarter was the award of a large turn-key project in Brazil which incorporates our high-performance SkyEdge II platform.

Moving to the financial indicators summary slide, revenues for the fourth quarter of 2008 were $66.1 million – a slight increase compared to the previous quarter and down from $72.7 million for the comparable quarter of 2007. The decline over last year’s quarter is attributable to lower GNS sales due to longer sales cycles in the emerging markets and more conservative spending in the telecom sector.

For the year 2008, we recorded revenues of $267.5 million compared to $282.6 million for the comparable period in 2007. Net loss for the year 2008, was $1.1 million, compared to net income of $10.1 million in 2007. The decline in our financial results compared to 2007 were mostly due to the inability to recognize revenues for the Colombian government projects, the difference in Dollar/ Shekel exchange rate and the longer sales cycles in our GNS business unit.

With that said, our backlog remains steady compared to that of last year, at approximately $197 million.

Ari will discuss the Q4 and annual results in more detail later in the call.

Delving into a little more detail on our business during the fourth quarter, I will begin with the developed markets.

Spacenet had another strong quarter, highlighted by the continued roll-out of networks for the gaming and enterprise segments in the U.S. This includes both new networks as well as expansions and technology refreshes of existing networks. One example is Boston Market’s award to Spacenet for an upgraded satellite and hybrid data network that will serve more than 500 of Boston Market’s restaurant locations across the U.S. The hybrid network incorporates VSATs for network backup and multicasting applications including software distribution with DSL, EV-DO and Cable being used for primary applications.

The quarter was also highlighted by the receipt of several new orders for Government agencies, including a 2-year extension contract for satellite broadband to over 5,000 Postal Service sites in the continental United States, Hawaii, Alaska and Puerto Rico.

Focusing on the government segment, we recently introduced a FIPS 140-2 certified solution based on Cisco’s VSAT in router module. FIPS 140-2 is a U.S. government computer security standard used to accredit cryptographic modules and our solution can serve U.S. federal agencies having these security requirements.

And finally, the Emergency Management sector continues to be an important market for Spacenet, H-E-B being one such example for this. H-E-B’s disaster support unit provided emergency services for displaced residents, enabling them to receive medications, cash checks and pay bills, among other necessary services, during the past hurricane season.

Now turning to the Emerging Markets.

During Q4, we continued to see Universal Service Obligation deals and received major orders for these projects, including in India and Brazil. USO projects typically provide telephony and broadband internet access services to remote regions where terrestrial technology is lacking. While in the past these were basic telephony services, now these projects often include cellular backhaul, broadband Internet access and other advanced services.

One example of new deal which we announced this quarter is with TCIL, a leading Indian-based telecommunications consultancy and engineering company to provide a broadband satellite communications network to Nepal Telecom. As part of the network, we are also providing our SkyAbis cellular backhaul solution to extend the range of GSM and CDMA services. This is another example of how the combination of satellite backhaul together with cellular technology is an excellent solution to provide telephony to remote regions.

The quarter was also highlighted by several SkyEdge II deals. DCC, a long time Gilat customer, located in Nigeria is deploying a new SkyEdge II network to serve hundreds of financial institutions. The network will be used to provide voice over IP and data networking services between bank branches while meeting the strict reliability requirements of the banking industry. SkyEdge II is well suited to meet all of these requirements.

Moving on to a summary of the business activity in 2008, Spacenet’s revenues and profitability were higher than in the past 6 years. This year, Spacenet won several large-scale deals in the U.S. gaming market, increasing our market share and positioning us as the leader in this market.

Spacenet’s activity in the business continuity & emergency response sector grew. One example is the CACI quick-deploy emergency network which I have mentioned in a previous call.

On the enterprise front, the year was characterized by a steady flow of refresh deals for SkyEdge and hybrid networks for a variety of customers, including convenience stores, restaurant chains, monitoring pipelines and retail chains.

Internationally, I would like to highlight our activity in Asia, particularly in India, and in Latin America, which remained strong throughout the year, with the award of large-scale projects for USO, enterprise, government and energy applications.

We see continued demand for satellite-based cellular backhaul and announced several such deals during the year including in Mongolia, Bolivia, Nepal and Fiji.

On the technology front, we successfully deployed our new standards-based high-performance platform, SkyEdge II. With better efficiencies and full adaptivity for both the inbound and outbound channels, SkyEdge II provides higher performance that serves the growing requirements of end-users. SkyEdge II has enabled our expansion in the high-end VSAT segment such as maritime, oil & gas, corporate and other markets which require high-speed IP capabilities together with voice. To date, we have received orders for 29 SkyEdge II networks from a diverse customer base.

As discussed in our last call, at the end of the year we signed new agreements with the Colombian Ministry of Communications for the provision of services under the Compartel I, Compartel II and Telecentros (called TLC) projects. Assuming we meet the new upgrade installation deadlines and network requirements, including the new traffic indicators, we expect that most of the $24 million currently held in the trusts, for the subsidy of Compartel II TLC and TRC projects will be released during 2009, with any remaining amount to be released in 2010.

I would like to take a moment to share with you one of our very successful projects deployed this year. Gujarat E-Gram network provided by Bharti Airtel, based on Gilat’s SkyEdge, is one of the largest e-government projects. It provides advanced communications services to over 13,000 villages in India’s Gujarat state.

Bharti Airtel deployed the network to deliver high quality and cost-effective video, voice and data services in the areas of agriculture, health and education to the rural population of Gujarat. You can see photos from the official launch ceremony held last month with the Chief Minister of Gujarat. A simultaneous video conference between several villages was conducted using the satellite network with our technology. Bharti Airtel recently won a ‘Best Project Management’ Award for the Gujarat E-Gram project at the World Communication Awards organized by Total Telecom and held in late November. Needless to say, we are very proud to be part of this initiative.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker: Ari Krashin

Thank you very much Amiram. Good morning and afternoon everyone.

I would like to share with you our fourth quarter and 2008 annual results and provide details of the financials.

Before I go over the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of stock based compensation expenses in the P&L, the impairment of assets and other related charges in Colombia, expenses in connection to cost reduction initiatives, expenses related to the merger transaction and capital gain from the sale of GVT Brazil shares. The reconciliation tables in our press release highlight this data and our non-GAAP information is presented excluding these items.

Now, let me share with you the financial highlights for the fourth quarter of 2008.

Revenues for the fourth quarter were $66.1 million, compared to $72.7 million in the fourth quarter of 2007. The decrease in our revenues comes mostly from Africa and Asia partly offset by increased revenues in the U.S. and Latin America.

Our gross margin for the fourth quarter was approximately 31%, compared to approximately 36% in the fourth quarter of 2007. As mentioned in previous quarters, our gross margin is affected quarter-to-quarter by the regions in which we operate and the type of deals we consummate. We also continue to see some aggressive pricing activity in certain regions of the world which is affecting our gross margins.

Net R&D expenses increased from $3.9 million in Q4 2007 to $5 million this quarter. The increase is related to the devaluation of the US dollar affecting our payroll expenses, and severance packages for employees leaving the Company.

Our overall expenses this quarter relating to the cost reduction initiative which was related to budget adjustments referred to by Amiram, totaled approximately 900 thousand dollars. Approximately half of this amount was recorded in our R&D expenses.

As described in our previous call, we incurred expenses and made investments in Q4 relating to the implementation of the agreements we signed with the Colombian Ministry of Communications. As a result, and in accordance with the guidelines of FAS 144, we performed an impairment of long lived assets and other charges in the amount of approximately 5 million dollars. We expect to record an additional investment in the network in Colombia of approximately $4 million during 2009.

During this quarter we also had financial expenses in the amount of approximately 960 thousand dollars compared to an income of approximately 2 million dollars in the comparable quarter of 2007. The expenses this quarter were a result of a devaluation of the company’s pension funds which were affected by the sharp decline in the capital markets, and the significant decrease in interest rates.

In addition, this quarter, we sold approximately half of our 1.3% holdings in GVT Brazil through a holding company. Our proceeds from the sale in the amount of approximately $1.8 million are recorded as other income.

Now let’s look at our financial highlights for 2008. Our revenues in 2008 were $267.5 million compared to $282.6 million in 2007.

Our GAAP net loss for 2008 was $1.1 million dollars, or a loss of 3 cents per diluted share, compared to a net income of $10.1 million or 24 cents per diluted share for 2007.

Geographic revenue distribution for the year 2008 was as follows: The U.S accounted for $107 million, or 40%, Latin America accounted for $74 million, or 27%, Asia accounted for $40 million, or 15%, Africa accounted for $35 million or 13% and Europe accounted for $12 million, or 5%.

When comparing 2008 figures to 2007, in absolute terms, we see growth in the US and a decline in Europe, while all the other remaining regions continue to be stable.

At the end of the quarter, our cash and cash equivalents, and marketable securities amounted to $136.9 million. The decline this quarter of approximately $5 million was a result of our continued financing of Gilat Colombia and the additional capital expenditure related to the new agreements.

The quality of our portfolio remains solid and consistent with our conservative investment policy.

Our trade receivables at the end of the quarter were $59 million, representing DSOs of 80 days, which we consider to be relatively average in the industry. This represents an increase over 2007, when we benefited from favorable customer payment terms. This increase is one of the factors that impacted our working capital and cash balances.

Our shareholder’s equity at the end of the quarter totaled $230.2 million.

Now I’d like to turn the call back to Amiram.

Amiram ?

Thank you Ari.

I would like to take a moment to address the current financial market environment and the negative affect that it may have on the communications market. In the emerging markets, we have already seen that CAPEX spending is more conservative and the obtaining of financing more difficult. In addition, we see that certain projects are being delayed. With tight credit lines and consumer demand slowing, expectations are that telecom budgets will decrease this year.

In addition, during the past few quarters, I have noted that we are experiencing longer sales cycles in the emerging markets. We are not ignoring these signs.

This quarter we adjusted our budget in order to take into account the economic downturn.

As we move on to our 2009 management objectives, we have taken into account the challenging market environment that lies ahead. Given these challenges faced by us and the telecommunications market overall, we still believe that we will be able to maintain or increase our 2008 revenue levels, while improving profitability. With improved profitability, we expect to have a positive free cash flow from our operations.

We have seen a strong demand for Universal Service projects and government-funded equality initiatives, and we will therefore continue to focus on these types of projects in 2009. For these and other customers, we see the growing need to provide integrated solutions and turnkey projects. We have delivered a number of successful turnkey projects and we will continue to strive and provide more than just VSAT equipment.

The emergency response market continues to grow and we will be focusing on providing solutions to this market. Thus far, this market has been less affected by the negative financial environment than others.

With our high performance SkyEdge II platform, we will be focusing more on high end market segments that have more demanding requirements.

We have also set an objective for 2009 to release a new product that is targeting a new market. I think it is too early at this time to disclose more information about this product.

And last, we will be focusing on entry into new markets. The financial environment opens new opportunities and we are well positioned to gain by the turn in events. Entry into these new markets may include non-organic growth as well.

Overall, our business remains steady and the Company is in a strong financial position. We leverage a strong balance sheet carrying a sizeable amount of cash which may open for us interesting acquisition opportunities going forward.

That concludes our review. We would now like to open the floor for questions. Operator?

(Operator Instructions). Jonathan Ho, William Blair & Company.

Jonathan Ho – William Blair & Company – Analyst

Good morning, guys. Just wanted to get a sense from you in terms of the general environment for VSAT, and maybe some greater clarity on your expectations for that topline growth and sort of the improvement in bottom-line profitability. Can you give us more detail on that side as well?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

I suggest, Ari, I will start and then, you can fill in if you like. Generally speaking, as you know, we have a very diversified business. We are diversified on a geographic basis and we are diversified in terms of having non-recurring and recurring revenues in our business as we have service organizations, and we also selling equipment to other service providers worldwide.

When we look kind of at the international markets, not all areas suffer from the same economical situation. So that diversification means that, in some areas, people continue to invest in infrastructure, and so, it is kind of – I shouldn’t say easier, but is less difficult for us to maintain. So, in other words, where the constraints are higher, than, like in many other communication areas.

In the service organizations, the fact that we have non-recurring revenues is obviously helping us, because that brings some stability to the business. It is a bit difficult for me to tell you, specifically, in which regions we feel kind of more comfortable at this point of time.

I would say, though, that the fact that we believe that we will be able to perform the new agreements with the Colombian government leads us to believe that we will have quite significant revenue coming from these Colombian projects, which not only help our top line, but also significantly help our bottom line, should we be able to recognize these revenues.

Do you want to add anything, Ari?

Ari Krashin – Gilat Satellite Networks Ltd. – CFO

[I think] you did that.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

Jonathan, does it give you the sense of the situation the way we see it?

Jonathan Ho – William Blair & Company – Analyst

I think that’s good in terms of the first part of the question. And just in terms of maybe greater clarity in 2009 on the topline and bottom-line profitability, can you give any type of guidance or any type of – maybe a percentage type growth that you’re looking for in the business?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

No, I think I said maintain or increase deliberately to – not to push people to believe that we can have a very significant growth, the way we feel it now, because if the markets will continue the way we view them, then – I believe we will have some growth but not an enormous growth, and the main, I would think, reason for significant improvement in terms of profitability is, again, this – the project in Colombia.

Because, if you remember, in 2008, we basically had – rough numbers, 15 or 16 – (multiple speakers) $15 million that we lacked from both top line and bottom-line. So it goes all the way to the bottom line since we believe that in 2009, it will look quite differently, then I think that would be a major improvement to the bottom-line results.

Jonathan Ho – William Blair & Company – Analyst

In terms of your backlog and sort of visibility into next year, I know there is clearly some visibility coming from Colombia, but aside from that business, how does the backlog and pipeline of opportunities look, and can you talk about any potential for project cancellations, financing? Is there any impact you’re seeing today to the business on that side?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

Backlog is pretty much the same as the end of last year. End of last year, it was like $201.7 million and end of this year about $197 million, so about the same. We do not publish the mix of the backlog, but I can tell you the backlog is more kind of – some increase in backlog in Spacenet, some decrease in backlog in GNS, and that’s kind of the mix of the backlog as it stands now.

All in all, not a major change or quite the same as the end of last year.

Jonathan Ho – William Blair & Company – Analyst

Are you worried at all about any new project cancellations or anything impacting that pipeline, especially related to financing?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

I think the biggest concern is with regards to the ability to achieve decent, I would say, booking levels in GNS in certain territories. And, while in certain territories, as I said, we don’t sense that much the economical situation, in others we do. And that’s kind of the big question mark. Analyzing – all in all, we think we will be able to grow the top line number in 2009 as compared to 2008, but obviously, it won’t be easy.

Jonathan Ho – William Blair & Company – Analyst

Okay. Just talking a little bit about the expense control side. Can you talk a little bit about where you have some flexibility, and is there an opportunity for you to sort of manage into a downturn if the economy sort of doesn’t improve worldwide?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

If the economy, excuse me?

Jonathan Ho – William Blair & Company – Analyst

Does not improve, or worsens. Just talking about your expense control.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

I think we are – the Company, generally speaking, is very controllable in that sense. It means we have very strong control over the expenses side of the business and we understand exactly where we are. When we budgeted the year, we took some assumptions, which we thought were – fairly conservative. And we adapted accordingly.

There is one element that is going to play, I would say, better for us in 2009 as compared to 2008, and this is the exchange rate between the dollar and the shekel, which has been improved. That would mean some improvement, from our perspective, if we compare 2009 to 2008.

Since we have already hedged all our shekel expenses to the dollar, we know exactly what it means, and we’ve hedged to an exchange rate of 3.92 shekels per dollar, where, on the average – on the average in 2008, the exchange rate was for us, I believe, 3.5 or so this is – I would say close to $4 million difference between 2008, 2009.

Other than that, we have – I think we have budgeted accordingly. We had some layoffs in the Company, I would say shy of 5%, in the last month or month and a half. And I think we are pretty much ready. If we face the situation changing, we can always kind of revisit the issue. Ari – Do you want to add anything on this?

Ari Krashin – Gilat Satellite Networks Ltd. – CFO

As Amiram said, there was a layoff of approximately 5% more than we had hoped, and we are sure that those budget cuts will save additional $3 to $4 million going into 2009.

Jonathan Ho – William Blair & Company – Analyst

Okay. And can you update us quickly on sort of the litigation situation, whether there’s been any change on that side?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

This is a very slow process. I think we can talk about this litigation situation, once a year would be enough, I think. Now, more seriously, I think the other side now needs to present their affidavit by the end of March [CORRECTION: THE REPLY DATE IS MARCH 1, 2009], and that is kind of the next move at this point of time. There are four entities that we have sued. All of them will have to give their response by the end of March [CORRECTION: THE REPLY DATE IS MARCH 1, 2009], and, of course, we will take it from there. But it’s really – it’s a very long process, that I can tell you.

Jonathan Ho – William Blair & Company – Analyst

My last question is on your comments on sort of the receivables. Do you see this trend reversing in 2009 or do you see it sort of continuing as far as the lengthening of the receivable cycle?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

I’ll say what I think, and then, Ari, you may think differently. I think that 80 days is relatively reasonable in this kind of business, and I hope it will stay roughly the same. In the past, we used to have better DSO – when customers were paying cash in advance, and we had lots of cash in advance in 2007, which was attributable to very specific geographical regions.

In the current economical situation, I guess people will do what are doing which means they will try to increase their accounts payable, and when they will increase their accounts payable, we will see longer time for payment. 80 days, I think, is a relatively reasonable number. Ari?

Ari Krashin – Gilat Satellite Networks Ltd. – CFO

I agree. I think that’s – we see, 2008, we hoped that this was a transition year going from DSO less than 60 to the current 80. And lately, I think we represent fairly good, average in the market 80, 90, more of this range.

Jonathan Ho – William Blair & Company – Analyst

Great, thank you.

Operator

(Operator Instructions). Rich Valera, Needham & Company.

Rich Valera – Needham & Company – Analyst

Thank you. Good morning. Just trying to understand what incremental expenses might be associated with the Colombia deal in 2009. I think on your call you had on that matter, you mentioned $9 million of costs associated with your settlement there, and it kind of – that you were going to take some of them as a charge in the fourth quarter. But just wanted to understand the distribution of those expenses in 4Q ‘08 and 2009.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

To give you a sense – roughly speaking, we’re going to have yet another roughly $4 million of “investment” in the network, and then we will see about the same level of expenses that we always have seen related to Colombia.

It’s a bit more sophisticated than that, but to give you kind of a general picture, that would be, I think, a good answer, which means that if you look at the financial results of 2009, we will see – if you look at the difference between 2009 and 2008, then we will be able to see an increment worth of the amount of money that will be released from – from the trust, minus the $4 million – being the increment between 2009 and 2008. Ari, you can keep me honest here if you think this is too simplified of an explanation.

And obviously, in terms of the quarter themselves, it would look a little bit more refined than this. But to give you a sense, this is how we will find it in 2009.

Rich Valera – Needham & Company – Analyst

That’s helpful. That’s exactly what I was looking for on that one. And then –

Ari Krashin – Gilat Satellite Networks Ltd. – CFO

One more comment and I think we will see the full effect in Q2 and onward. I mean, part of the effect in Q1 and it will continue into Q2.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

Mostly from Q2, because at the beginning of the year, we are actually doing a very significant effort of refresh and upgrade of size. So we upgraded basically all the telecentros sites in these projects, and we take out many of the telephony sites and the existing telephony sites, we equip them all with solar panels.

So it’s a major rush for us at the beginning of the year. And we will see most of the revenue recognition coming from – starting from Q2, maybe some of it in Q1. But mostly from Q2.

Rich Valera – Needham & Company – Analyst

Great. So in essence, it seems like you’re going to benefit from a pretty huge catch-up revenue recognition in 2009. Can you give us a sense of what 2010 looks like? I know you expect to continue at least one of the contracts through 2010, but how we should think about the revenue profile from Colombia in 2010, assuming there are no new surprises here that sort of – you complete your upgrades as scheduled, and there is no issues?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

It’s a little too far, but let me tell you the following. First, some of the money would be – some of the revenue would be recognized in 2009 and some of it would probably be recognized in 2010, depends on how fast we can release money from the trust.

If everything works smoothly, and most of the money would go out of the trust to free cash in 2009, less of it would be left for 2010. And if it is slower, then you will see more of it in 2010. Bear in mind that we still need to serve Compartel I until the end of 2010, while the obligation to serve TRC and TLC, will end toward the end of 2009.

And Compartel I does not carry these revenues associated with it because it’s a very old obligation from ‘99.

Having said that, I feel that we will kind of negotiate with the Colombian government through the year to see what is the destiny of these networks, and it is very premature to say what will be the outcome of this discussion, because we don’t want to come with any complete proposal to the Colombian government before we see that we have completed the refresh, if you like, of the existing network, and we’ve started seeing the money coming out of the trust. Only at this point we will go to have a discussion with the Colombian government.

Rich Valera – Needham & Company – Analyst

That’s helpful. Thank you.

Operator

There are no further questions at this time. Before I asked Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the U.S., please call 1-877-332-1104. In Israel, please call 03-925-5947. Internationally, please call 9723-925-5947. Would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman of the Board, CEO

Thank you, I would like just to thank you for joining us for this conference call. Good morning to Parkview, good afternoon to the other part, and good day.

Operator

This concludes Gilat’s fourth quarter 2008 results conference call. Thank you for your participation. You may go ahead and disconnect.